EXHIBIT 99.5

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

APPRAISAL REPORT

as of

JUNE 30, 2010

on

CERTAIN DELHI FIELD PROPERTIES

owned by

EVOLUTION PETROLEUM CORPORATION

FOREWORD

Scope of Investigation                                                                                                                                                                       This report is an appraisal, as of June 30, 2010, of the extent and value of the proved and probable crude oil and natural gas reserves of certain properties owned by Evolution Petroleum Corporation (Evolution). The reserves estimated in this report are in the Delhi field located in Richland Parish, Louisiana. The properties appraised consist of an overriding royalty interest in the Delhi Holt Bryant Unit that is convertible to a working interest after payout of certain operating expenses. The overriding royalty interest is 7.405185 percent, and the additional interest to be gained after payout is a 23.9425-percent working interest with a 19.069515-percent net revenue interest, which is additive to the overriding royalty interest. This unit is operated by Denbury Onshore LLC (Denbury).

Estimates of reserves presented in this report have been prepared in compliance with the regulations promulgated by the United States Securities and Exchange Commission (SEC). These reserves definitions are discussed in detail in the Definition of Reserves section of this report.

Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced after June 30, 2010. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Evolution after deducting royalties and interests owned by others.

This report also presents values for proved and probable reserves using initial prices and costs provided by Evolution. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). In general, a NYMEX price of $76.21 per barrel was held constant for the life of the properties. A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.

Values of proved and probable are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a discount rate of 10 percent are reported in detail and values using discount rates of 8, 12, 15, 18, 20, 25, and 30 percent are reported as totals.

Estimates of oil and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority                                                                                                                                                                                                                                           This report was prepared at the request of Mr.   Daryl Mazzanti, Vice President — Operations, Evolution.

Source of Information                                                                                                                                                                            Data used in the preparation of this report were obtained from Evolution, from reports filed with the appropriate regulatory agencies, and from other public sources. In addition, we used information provided by Denbury regarding plans and expected operations of the carbon dioxide flood that it is in the process of implementing. In the preparation of this report we have relied, without independent verification, upon information furnished by Evolution with respect to property interests being appraised, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. It was not considered necessary to make a field examination of the physical condition and operation of the properties.

DEFINITION of RESERVES

Petroleum reserves included in this report are classified by degree of proof as proved or probable. Only proved and probable reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4—10(a) (1)—(32) of Regulation S—X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves — Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons

(LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable reserves — Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (iv) and (vi) of the definition of possible reserves.

Possible reserves — Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (iii) of the proved oil and gas definition, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed oil and gas reserves — Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves — Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4—10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The extent to which probable and possible reserves ultimately may be reclassified as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. Probable reserves in this report have not been adjusted in consideration of these additional risks and therefore are not comparable with proved reserves. No possible reserves have been evaluated for this report.

ESTIMATION of RESERVES

The proved and probable reserves estimated for the appraised interests are located in the Holt Bryant reservoir. This reservoir was originally discovered in 1944, produced under primary means until unitized for water injection in 1953, and purchased by Denbury in 2006 in order to initiate a carbon dioxide injection program. Average depth is 3,235 feet subsea, and the unit area is about 6,189 acres. Denbury began carbon dioxide injection in three patterns of the Paluxy and Tuscaloosa reservoirs in November 2009.

The volumetric method was used to estimate the original oil in place (OOIP). Structure maps were utilized to delineate each reservoir, and isopach maps were utilized to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. Estimates of OOIP were prepared during unitization and later refined during waterflood operations. Cumulative recovery is about 192 million barrels. Estimates of ultimate recovery to result from carbon dioxide injection in the Holt-Bryant reservoir were obtained after applying a recovery factor to an estimated OOIP of 357 million barrels. This recovery factor is based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. Oil production response to the carbon dioxide was experienced in March 2010, and oil production in May and June 2010 has been about 800 barrels of oil per day. Based on the production response from a number of producers, and noting the amount of carbon dioxide injection to date, it is estimated that the recovery of proved reserves will be about 13 percent of OOIP, and probable reserves about 4 percent of OOIP.

In addition, Evolution has noted that four additional reservoirs exist that could also be suitable for carbon dioxide injection. These are identified as the Baughman, Beard, May Equivalent, and May Libby reservoirs. Estimated OOIP for these reservoirs is about 51.8 million barrels. After estimating the pattern area that could be developed, it is estimated that recovery from these reservoirs is 7.767 million barrels. These reserves are classified as probable undeveloped, and are subject to Denbury expanding its flood program to these reservoirs after Evolution backs into a working interest.

Data available from wells drilled through June 30, 2010, were used in this report.

The estimated proved and probable reserves, as of June 30, 2010, of the properties appraised are summarized as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

	Gross Proved Reserves		Net Proved Reserves
	Oil (Mbbl)	Wet Gas (MMcf)	Oil (Mbbl)	Sales Gas (MMcf)

Developed Producing	4,567	0	584	0
Developed Nonproducing	390	0	29	0
Undeveloped	41,351	0	8,799	0

Total	46,308	0	9,412	0

Probable	22,044	0	5,681	0

Note: Probable reserves have not been risk adjusted to make them comparable to proved reserves.

VALUATION of RESERVES

This report has been prepared using initial prices and costs specified by Evolution. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB).

In this report, values for proved and probable reserves are based on projections of estimated future production and revenue with no risk adjustment applied to the probable reserves. Probable reserves involve substantially higher risks than proved reserves. Revenue values for probable reserves have not been adjusted to account for such risks; this adjustment would be necessary to make probable reserves values comparable with values for proved reserves.

The assumptions that were used for estimating future prices and costs are as follows:

Oil Prices

An oil price differential for each property was provided by Evolution. The price for each property was calculated by applying this differential to a NYMEX crude oil price of $76.21 per barrel and was held constant over the life of each property. The NYMEX price of $76.21 is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to June 30, 2010. The weighted average effective price attributable to the estimated proved reserves over the lives of the properties was $73.88 per barrel.

Operating Expenses and Capital Costs

Estimates of operating expenses and capital costs based on current costs were used for the lives of the properties with no increases in the future based on inflation. Future expenditures are estimated to be much higher than current levels due to the installation of a carbon dioxide injection program, which began in November 2009 and to be expanded through 2014. Evolution is expected to pay $0.94 per thousand cubic feet (Mcf) of carbon dioxide, based on a rate of 1 percent of oil price plus transportation charges of 20 cents per Mcf. Recycled carbon dioxide is expected to cost 15 cents per Mcf. Total carbon dioxide injection is expected to be 5,182 billion cubic feet (Bcf), and purchased carbon dioxide is expected to be 958 Bcf over the project life. Operating expenses are based on typical expenditures incurred by Denbury in its other injection projects. Future capital costs were estimated using expected 2010 values and were not adjusted for inflation. No significant investments other than abandonment are expected after 2023.

Severance and Ad Valorem Taxes

Severance taxes were based on current Louisiana State tax rates. The Delhi CO2 flood has been qualified as a tertiary recovery project. As such, no oil severance taxes will be charged until a payout is achieved of investment and certain interest expenses by all revenue from the project. Taxes then revert to the normal 12.5-percent rate, which was held constant until average oil production per well dropped below 25 barrels per day. Changes are expected to occur in August 2017 and June 2029. Evolution has stated that no ad valorem taxes are charged to the royalty owners, so no such taxes were included until conversion to a working interest.

The estimated future revenue to be derived from the production and sale of the net proved and probable reserves, as of June 30, 2010, of the properties appraised is summarized as follows, expressed in thousands of dollars (M$):

	Proved Developed Producing	Proved Developed Nonproducing	Proved Undeveloped	Total Proved	Probable

Future Gross Revenue, M$	43,131	2,153	650,044	695,328	419,717
Production Taxes, M$	2,143	0	57,359	59,502	45,187
Ad Valorem Taxes, M$	144	0	3,354	3,498	2,367
Operating Expenses, M$	6,052	12	120,322	126,386	135,240
Investment, M$	0	0	0	0	12,915
Abandonment Costs, M$	594	3	43	640	12
Future Net Revenue, M$	34,198	2,138	468,966	505,302	223,996
Present Worth at 10 Percent, M$	21,192	1,703	201,568	224,463	51,185

Notes:

1. Future income tax expenses were not taken into account in the preparation of these estimates.

2. Values for probable reserves have not been risk adjusted to make them comparable to values for proved reserves.

The development of production and the resulting timing of capital expenditures were based on a development plan provided by Denbury on behalf of Evolution. The estimated payout to be recovered from Denbury’s interest is 212,395 thousand dollars, as provided by Evolution.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In our opinion, the information relating to estimated proved and probable reserves, estimated future net revenue from proved and probable reserves, and present worth of estimated future net revenue from proved and probable reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4—10(a) (1)—(32) of Regulation S—X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (5), (8)(i), (ii), and (v)—(x), and 1203(a) of Regulation S—K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

The appendix bound with this report includes summary projections of proved and probable reserves and revenue by reserves classification, tabulations of proved and probable reserves by reserves classification and lease, and projections of proved and probable reserves and revenue by reserves classification and lease.

SUMMARY and CONCLUSIONS

Evolution owns interests in certain properties located in the Delhi field located in Richland Parish, Louisiana. The estimated net proved and probable reserves of the properties appraised, as of June 30, 2010, are summarized and expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf) as follows:

	Net Proved Reserves
	Oil (Mbbl)	Sales Gas (MMcf)

Developed Producing	584	0
Developed Nonproducing	29	0

Total Developed	613	0

Undeveloped	8,799	0

Total	9,412	0

Probable	5,681	0

Note: Probable reserves have not been risk adjusted to make them comparable to proved reserves.

Estimated revenue and costs attributable to the Evolution interests in the proved and probable reserves, as of June 30, 2010, of the properties appraised under the aforementioned assumptions concerning future prices and costs are summarized as follows, expressed in thousands of dollars (M$):

	Proved Developed Producing	Proved Developed Nonproducing	Proved Undeveloped	Total Proved	Probable

Future Gross Revenue, M$	43,131	2,153	650,044	695,328	419,717
Production Taxes, M$	2,143	0	57,359	59,502	45,187
Ad Valorem Taxes, M$	144	0	3,354	3,498	2,367
Operating Expenses, M$	6,052	12	120,322	126,386	135,240
Investment, M$	0	0	0	0	12,915
Abandonment Costs, M$	594	3	43	640	12
Future Net Revenue, M$	34,198	2,138	468,966	505,302	223,996
Present Worth at 10 Percent, M$	21,192	1,703	201,568	224,463	51,185

Notes:

1. Future income tax expenses were not taken into account in the preparation of these estimates.

2. Values for probable reserves have not been risk adjusted to make them comparable to values for proved reserves.

All gas quantities shown herein are expressed at a temperature base of 60 °F and at the legal pressure base of 15.025 pounds per square inch.

Submitted,

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

SIGNED: August 10, 2010

Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.               That I am a Senior Vice President with DeGolyer and MacNaughton, which company prepared our “Appraisal Report as of June 30, 2010 on Certain Delhi Field Properties owned by Evolution Petroleum Corporation”, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.               That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 36 years of experience in the oil and gas reservoir studies and reserves evaluations.

3.               That DeGolyer and MacNaughton or its officers have no direct or indirect interest, nor do they expect to receive and direct interest in any properties or securities of Evolution or affiliate thereof.

Signed: August 31, 2010

Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton